

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 28, 2013

Via E-mail
Cynthia J. Devine
Chief Financial Officer
Tim Hortons Inc.
874 Sinclair Road
Oakville, ON, Canada L6K 2Y1

   Re: **Tim Hortons Inc.**
      Form 10-K for the fiscal year ended December 30, 2012
      Filed February 28, 2012
      File No. 001-32843

Dear Ms. Devine:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Linda Cvrkel

         Linda Cvrkel
         Branch Chief